Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-190078

March 14, 2016

Huntington Bancshares Incorporated

Depositary Shares, Each Representing a 1/40th Interest

in a Share of 6.250% Series D Non-Cumulative Perpetual Preferred Stock

SUMMARY OF TERMS DATED MARCH 14, 2016

Issuer	Huntington Bancshares Incorporated

Security	Depositary Shares, each representing a 1/40th interest in a share of 6.250% Series D Non-Cumulative Perpetual Preferred Stock

Size	$350,000,000 (14 million depositary shares)

Option to Purchase Additional Depositary Shares	$52,500,000 (2.1 million depositary shares)

Maturity	The Series D Non-Cumulative Perpetual Preferred Stock does not have a maturity date, and the Issuer is not required to redeem the Preferred Stock. Accordingly, the Series D Non-Cumulative Perpetual Preferred Stock and the related depositary shares will remain outstanding indefinitely, unless and until the Issuer decides to redeem it.

Expected Ratings:	Baa3 (Moody’s) / BB (S&P) / BB (Fitch)*

Liquidation Preference	$1,000 per share (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative)	At a rate per annum equal to 6.250% from the date of issuance

Dividend Payment Date	15th Day of January, April, July and October, commencing on July 15, 2016

Optional Redemption	The Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after April 15, 2021 or (ii) in whole but not in part, within 90 days following a regulatory capital treatment event, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends and, in the case of a redemption following a regulatory capital treatment event, the pro-rated portion of dividends, whether or not declared, for the dividend period in which such redemption occurs.

Trade Date	March 14, 2016

Settlement Date	March 21, 2016 (T + 5)

Public Offering Price	$25 per depositary share

Underwriting Discount	$10,754,637.50

Net Proceeds (before expenses) to Issuer	$339,245,362.50

Joint Book-Running Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC
Joint Lead Manager	Goldman, Sachs & Co.
Co-Manager	The Huntington Investment Company
Underwriters

Davenport & Company LLC

Halliday Financial LLC

Janney Montgomery Scott LLC

J.J.B. Hilliard, W.L. Lyons, LLC

Oppenheimer & Close, Inc.

RBC Capital Markets, LLC

Wedbush Securities Inc.

William Blair & Company, L.L.C.

Listing	The Issuer intends to apply to list the depositary shares on the NASDAQ Global Select Market under the symbol “HBANO”.
CUSIP/ISIN	446150708 / US4461507083

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The Issuer has filed a registration statement (File Number 333-190078) (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement related to that registration statement and other documents that the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the website of the Securities and Exchange Commission at www.sec.gov. Copies of the prospectus, preliminary prospectus supplement and any subsequently filed prospectus supplement relating to the offering may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated, at (800) 294-1322 or dg.prospectus_requests@baml.com, Morgan Stanley & Co. LLC, telephone: 866-718-1649, UBS Securities LLC, telephone: 1-888-827-7275, or Wells Fargo Securities, LLC, telephone: 1-800-645-3751.

The underwriters expect to deliver the depositary shares to purchasers on or about March 21, 2016, which will be the fifth business day following the pricing of the depositary shares (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

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